
07006570


SEC MAIL PROCESSING
RECEIVED
MAR 1 9 2007
WASH. D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grank Avenue Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

895 So. Grand Avenue
(No. and Street)

Pasadena, (City) California (State) 91105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Korzenecki 626-676-1880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Korzenecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Avenue Capital Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

X [signature] 2-27-07
Signature

Principal Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Denetia A
908 E. Co
Pasade

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

27th day of February, 2007, by
Date / Month / Year

(1) Tom Korzenecki,
Name of Signer

☐ Personally known to me
☑ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



DENETIA ARELLANES
Commission # 1507663
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2008

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form

Document Date: Feb 27, 2007 Number of Pages: 2 + certificate

Signer(s) Other Than Named Above: ________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

anes
ado Blvd.
A 91106

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GRAND AVENUE CAPITAL PARTNERS, LLC

800 E. COLORADO BOULEVARD, SUITE 100
PASADENA, CALIFORNIA 91101

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Member
Grand Avenue Capital Partners, LLC
Pasadena, California

I have audited the accompanying statement of financial condition of Grand Avenue Capital Partners, LLC, as of December 31, 2006 and related statements of income (loss), changes in member's equity and cash flows for the period September 2, 2005 through December 31, 2006. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Grand Avenue Capital Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Grand Avenue Capital Partners, LLC as of December 31, 2006 and the results of it's operations, changes in members' equity and cash flows for the period September 2, 2005 through December 31, 2006 in conformity with the United States generally accepted accounting principles.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 27, 2007

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$ 10,360
TOTAL ASSETS		$ 10,360

LIABILITIES AND MEMBER'S EQUITY

Accrued Expenses		$ 1,020
Taxes Payable		2,400
		3,420
MEMBER'S EQUITY		
Members' Contribution	$ 17,170	
Retained Earnings (Deficit)	(10,230)	6,940
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 10,360

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF INCOME (LOSS)
FOR THE PERIOD SEPTEMBER 2, 2005
THROUGH DECEMBER 31, 2006

REVENUES	---
EXPENSES	
Accounting	3,400
Bank Charges	30
Insurance	118
NASD fees	331
Subscriptions	369
Supplies	2,815
Telephone	767
TOTAL EXPENSES	7,830
INCOME (LOSS) BEFORE TAXES	(7,830)
STATE INCOME TAX	2,400
NET INCOME (LOSS)	$(10,230)

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD SEPTEMBER 2, 2005
THROUGH DECEMBER 31, 2006

	Member's Equity	Retained Earnings (Deficit)	Total
Balance, September 2, 2005	$ --	$ --	$ --
Capital contributed	22,502	--	22,502
Capital distributed	(5,332)	--	(5,332)
Net (loss)	--	(10,230)	(10,230)
Balance, December 31, 2006	$ 17,170	$(10,230)	$ 6,940

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 2, 2005
THROUGH DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net Income (Loss) from Operations		$(10,230)
Accrued Expenses		1,020
Taxes Payable		2,400
NET CASH REQUIRED BY OPERATING ACTIVITIES		(6,810)
Cash Flows from Investing Activities:		--
Cash Flows from Financing Activities:		
Capital Contributions	22,502	
Capital Distributions	(5,332)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		17,170
INCREASE IN CASH		10,360
Cash: Beginning of the period		--
Cash: End of the year		$ 10,360

See accompanying notes to financial statements

GRAND AVENUE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed on November 30, 2004 as a California limited liability company with an office in Pasadena, California.

The Company was approved on September 2, 2005 by the NASD as a broker dealer to conduct business in portfolio management services..

Cash and Cash Equivalents

For financial statements purposes, the Company considers money market accounts as cash equivalents.

Income Taxes

The Company is treated as a single member LLC for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. The member is taxed individually on the Company's earnings. .

The State of California requires limited liability companies to pay annually a minimum $800 tax plus a fee based on gross revenue over $250,000. The accompanying financial statements include three $800 minimum tax liabilities for the years 2004, 2005 and 2006.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 8.

NOTE 3 - EXEMPTION FROM THE SEC RULE 15C3-3

Grand Avenue Capital Partners, LLC is an introducing broker-dealer and does not have possession or control of customer funds or securities.

Therefore, Grand Avenue Capital Partners, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GRAND AVENUE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
FOR THE PERIOD SEPTEMBER 2, 2005
THROUGH DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Member's Equity	$ 6,940
Non Allowable Assets	--
NET CAPITAL	$ 6,940

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 228
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,940
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 6,598

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 3,420
Percentage of aggregate indebtedness to net capital	49%

RECONCILIATION

The following is a reconciliation as December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$ 9,340
State Taxes Payable	(2,400)
AUDITED	$ 6,940

See accompanying notes to financial statements

PART II

GRAND AVENUE CAPITAL PARTNERS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Member
Grand Avenue Capital Partners, LLC
Pasadena, CA

In planning and performing my audit of the financial statements and supplemental schedules of Grand Avenue Capital Partners, LLC (the "Company") for the period September 2, 2005 through December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Member
Grand Avenue Capital Partners, LLC
Pasadena, CA

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of its Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 27, 2007

END